SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE 203RD

EXTRAORDINARY SHAREHOLDERS' MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR and via the Microsoft Teams digital platform. 2. DATE AND TIME: November 26, 2021, at 11:00 a.m. 3. CALL NOTICE: The call notice was published on the “Diário Oficial do Estado do Paraná”, and "Folha de Londrina” newspapers. 4. QUORUM: eighty-seven percent (87%) of the voting capital, according to the signatures in the Shareholders’ Attendance Book 3, page 62 verso, remote voting forms received, and participation via the Teams digital platform. 5. PRESIDING BOARD: MARCELO LUIZ CURADO - Chair; MARCEL MARTINS MALCZEWSKI - Chair of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTION - 203rd EXTRAORDINARY SHAREHOLDERS' MEETING:

ITEM 1 - approved, by a majority vote, the amendment and consolidation of the Company’s Bylaws, according to the changes detailed in the Management Proposal, which shall become effective with the new wording as of that date.

SIGNATURES: MARCELO LUIZ CURADO - Representative of the Paraná State and Chair of the General Meeting; MARCEL MARTINS MALCZEWSKI - Chair of the Board of Directors; DANIEL PIMENTEL SLAVIERO - CEO of Copel, and DENISE TEIXEIRA GOMES - Secretary. The signatures of the attending shareholders were omitted according to the authorization recorded in the minutes of the Meeting.

The full text of the Minutes of the 203rd Annual Shareholders' Meeting was drawn up on pages 25 to 53 of book 13 of Companhia Paranaense de Energia - Copel. --------------------------------------

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 26, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.